Exhibit (A)(5)(XIX)

Monster Worldwide Recommends Stockholders Tender Into Randstad Offer

MNG’s Consent Solicitation is an Attempt to Derail the Randstad Offer and Take Control of the Company Without Paying a Control Premium

MNG has Not Made an Offer to Acquire Monster – the Randstad Transaction is the Single Best Offer on the Table

MNG has No Plan to Maximize Value for Stockholders; MNG’s Tactics Undermine the Deal and are Likely to Destroy Value

Monster Board of Directors Unanimously Recommends that Stockholders Tender into Randstad Offer, Which Offers Immediate and Certain Cash Value

WESTON, Mass., September 30, 2016 — Monster Worldwide, Inc. (NYSE: MWW) (“Monster” or “the Company”) today set the record straight in response to MediaNews Group, Inc.’s (“MNG”) letter dated September 30, 2016.

“MNG, which is owned by activist hedge fund Alden Global Capital, is not offering Monster stockholders anything for their shares,” said Tim Yates, CEO of Monster. “Instead, MNG’s consent solicitation is an attempt to derail the Randstad transaction and take control of the Company without paying stockholders a control premium. The consent solicitation launched by MNG follows its accumulation of Monster shares after the Randstad transaction announcement, and does nothing to benefit existing Monster stockholders. As such, Monster’s Board unanimously recommends that stockholders tender into Randstad’s offer, which provides stockholders immediate and certain value.”

Monster’s Board of Directors unanimously believes the transaction with Randstad Holding nv (AMS: RAND) (“Randstad”) represents the best path forward for Monster stockholders:

•	Randstad’s offer provides substantial and certain cash value to Monster stockholders
•	Monster’s Board negotiated a transaction with Randstad that delivers a substantial premium and a prompt and certain closing.
•	The transaction provides Monster stockholders with immediate and certain cash value of $3.40 per share.
•	This value represents a 22.7% premium to Monster’s closing stock price on August 8, 2016, the last trading day prior to the announcement, and a 29.4% premium over the 90-day average stock price.
•	The transaction with Randstad is expected to close in the fourth quarter of 2016. The Board received a fairness opinion and related analysis when it made its decision.

•	Discussions with other interested parties yielded no alternative proposal
•	The Company conducted a public strategic alternatives process in 2012 and 2013.
•	Over the past six months, the Board actively engaged in extensive discussions with two private equity firms and three strategic buyers.
•	Only Randstad submitted a written, detailed offer.
•	After the Randstad transaction was announced, a private equity firm approached Monster about a potential transaction at $3.60 per share. Following due diligence, the firm decided to terminate discussions and not submit an offer.

•	Risk of significant negative impact on Monster’s stock as standalone company
•	Monster continues to face significant challenges as a standalone company, including pricing pressure and increasing competition, which jeopardize near term results.

•	Monster’s Board recognized that enhancing Monster’s competitive position in the current environment will require continued investment, and the Company will likely operate in a low growth environment with substantial margin pressure for several years.
•	If the Randstad transaction does not close, the Company’s stock price could trade down to or below the pre-announcement price of $2.77 per share and stockholders could lose significant value.

•	MNG’s activist campaign has no plan
•	MNG has not put forth a proposal to acquire the Company and its intentions are not clear.
•	Without having performed due diligence, MNG has developed a “plan” under which it will restructure Monster’s operations to curtail further revenue declines and significantly increase profitability as a standalone company while dramatically cutting costs, while ignoring the significant cost reductions that have already been executed.
•	“We contend that termination of the Randstad offer would be disastrous for MWW shareholders.” (Avondale Partners—August 22, 2016)[i]

•	MNG is not presenting Monster stockholders with all the facts
•	MNG’s “plan” is built on flawed and uninformed assumptions. Here are the facts:
○	MNG is not offering Monster stockholders anything for their shares.
○	MNG and its activist hedge fund owner Alden Global Capital have limited experience in the recruiting industry and a questionable track record.
○	MNG is asking stockholders to reject an all-cash, premium offer in exchange for the hope that an undisclosed strategy will deliver significantly greater value sometime in the future.

As previously announced on August 9, 2016, Monster entered into a definitive agreement with Randstad under which Randstad will acquire Monster for $3.40 per share in cash.

Evercore is serving as financial advisor to Monster and Dechert LLP is serving as legal counsel.

About Monster Worldwide

Monster Worldwide, Inc. (NYSE: MWW) is a global leader in connecting people to jobs, wherever they are. For more than 20 years, Monster has helped people improve their lives with better jobs, and employers find the best talent. Today, the company offers services in more than 40 countries, providing some of the broadest, most sophisticated job seeking, career management, recruitment and talent management capabilities. Monster continues its pioneering work of transforming the recruiting industry with advanced technology using intelligent digital, social and mobile solutions, including our flagship website Monster.com® and a vast array of products and services. For more information visit www.monster.com/about.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this Press Release regarding the planned transaction, the expected timetable for completing the planned transaction, future financial and operating results, future capital structure and liquidity, benefits of the panned transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company include forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the planned transaction, the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of Monster Worldwide, Inc., the possibility that competing offers will be made and the satisfaction or waiver of the other conditions to the consummation of the planned transaction; the potential impact of the announcement or consummation of the planned transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents filed and to be filed by Randstad North America, Inc. and Monster Worldwide, Inc. Forward-looking statements speak only as of the date the statement was made.

Additional Information and Where to Find It

Randstad North America, Inc.’s tender offer for shares of Monster Worldwide, Inc.’s common stock commenced on September 6, 2016, and, in connection with the offer, Randstad North America, Inc. and its subsidiary, Merlin Global Acquisition, Inc., filed a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and Monster Worldwide, Inc. filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Monster Worldwide, Inc.’s stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 filed by Monster Worldwide, Inc. with the SEC because they contain important information about the proposed transaction. These documents are available at no charge on the SEC’s website at www.sec.gov. In addition, copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge by contacting MacKenzie Partners, Inc., the information agent for the tender offer, toll-free at (800) 322-2885 (or at +1 212-929-5500 collect if you are located outside the U.S. and Canada), or by email to monster@mackenziepartners.com.

Contacts:

For Investors:

Bob Jones

(212) 351-7032

bob.jones@monster.com

For Media:

Matt Anchin

(212) 351-7528

matt.anchin@monster.com

[i]	Permission to use quotation neither sought nor obtained.